October 17, 2011

TSX Venture Exchange

We refer to the listing application of Copper North Mining Corp. (the company) dated October 17, 2011.

We consent to being named in and to the use in the above-mentioned listing application of our report dated October 14, 2011 to the directors of the company on the following financial statements:

•	consolidated balance sheet as at September 30, 2011;

•	consolidated statement of loss and comprehensive loss for the period from August 3, 2011 (incorporation) to September 30, 2011.

We report that we have read the listing application and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements on which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authority to which it is addressed in discharging its responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Signed “PricewaterhouseCoopers LLP”

Chartered Accountants

PricewaterhouseCoopers LLP, Chartered Accountants
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.